EXHIBIT 1

Press Release Including 2004 Outlook

second quarter 2004

REPORT TO SHAREHOLDERS FOR THE PERIOD ENDED JUNE 30, 2004

Higher production and strong commodity prices deliver increased second quarter earnings and cash flow for Suncor Energy

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period comparative amounts have been restated to conform to the current year’s presentation. Certain financial measures referred to in this release are not prescribed by generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures in Suncor’s second quarter Management’s Discussion and Analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas : one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe’s may be misleading, particularly if used in isolation. Base operations refer to oil sands mining and upgrading operations.

Suncor Energy Inc. reported second quarter net earnings of $203 million ($0.44 per common share), compared to $116 million ($0.27 per common share) in the second quarter of 2003. Excluding the effects of unrealized foreign exchange losses on the company’s U.S. dollar denominated long-term debt, 2004 second quarter net earnings were $228 million ($0.50 per common share). Cash flow from operations was $490 million in the second quarter, compared to $358 million in the second quarter of 2003.

The improved financial results were primarily due to higher crude oil and natural gas production, higher benchmark commodity prices and lower income taxes. These positive impacts were partially offset by higher oil sands royalties and hedging losses, the impact of scheduled and unscheduled maintenance shutdowns, a stronger Canadian dollar, and foreign exchange losses on U.S. dollar denominated long-term debt.

“Very good oil sands production in May and strong natural gas volumes throughout the quarter have kept Suncor’s production curve moving in the right direction. We’re looking to maintain that momentum in the second half when we expect to see further production increases from our Firebag operations.”  Rick George  president and chief executive officer

“Operational excellence will continue to be the focus for the second half of 2004, as we diligently work on the aspects of our business we can control. Delivering steady, reliable production and controlling costs are key to strengthening our financial results and generating improved value for shareholders,” says Rick George, president and chief executive officer.

Net earnings for the first six months of 2004 were $430 million ($0.92 per common share), compared to $482 million ($1.10 per common share) in the first six months of 2003. Year-to-date cash flow from operations was $912 million, compared to $971 million during the first half of 2003.

Oil sands production during the second quarter averaged 225,900 barrels per day (bpd), comprising 210,800 bpd from base operations and 15,100 bpd of bitumen from the company’s Firebag in-situ operations. Production was lower than expected due to unscheduled maintenance in June. These figures compare to production of 188,200 bpd in the second quarter of 2003, when operations were impacted by a 30-day planned maintenance shutdown. Production in 2003 does not include volumes from Firebag, which began producing bitumen in early 2004.

Second quarter cash operating costs from oil sands base operations averaged $12.10 per barrel.

Natural gas production for the second quarter of 2004 increased 19% to an average 209 million cubic feet (mmcf) per day from 175 mmcf per day in the same period of 2003. As a result of strong production in the second quarter, Suncor has increased annual natural gas production targets to 195 to 200 mmcf per day from 190 to 195 mmcf per day.

Suncor’s combined oil sands and natural gas production increased to 264,000 barrels of oil equivalent (boe) in the second quarter of 2004, compared to 221,000 boe in the same period of 2003.

“Very good oil sands production in May and strong natural gas volumes throughout the quarter have kept Suncor’s production curve moving in the right direction,” said George. “We’re looking to maintain that momentum in the second half when we expect to see further production increases from our Firebag operations.”

In Suncor’s downstream operations, portions of the company’s Sarnia, Ontario refinery were shut down for both scheduled and unscheduled maintenance between April 7 and June 1. Planned maintenance was also completed at the company’s Denver refinery in April. To fulfill customer contracts during the maintenance period, Suncor increased purchases of gasoline from third-party suppliers at market prices, which were above historical averages.

Growth Update

Suncor’s next major growth stage targets oil sands production capacity of 260,000 bpd in 2005. Construction of a second vacuum unit, a key component to reaching that milestone, is 65% complete. Construction of Firebag Stage 2, which is planned to provide bitumen supplies to future upgrader expansions, is 25% complete with steaming planned to start in late 2005. Both projects are on schedule and on budget.

Preliminary planning for construction of a proposed third upgrader near the company’s existing oil sands facilities is now under way. As part of the regulatory process, Suncor is preparing an Environmental Impact Assessment (EIA) to identify potential environmental impacts and mitigation strategies related to the proposed expansion. The proposed upgrader is central to Suncor’s plan to increase production capacity to 500,000 to 550,000 bpd in 2010 to 2012.

As Suncor plans for future growth, prudent debt management remains a priority. In the second quarter, net debt was reduced to approximately $2.5 billion from $2.6 billion at March 31, 2004.

•                  Outlook for 2004

Suncor’s Outlook provides management’s targets for 2004 in certain key areas of the company’s business.

	Year to Date Actual	2004 Full Year Outlook

Oil Sands Base Operations
Production (bpd) (1)	212,400	220,000
Production mix
Light sweet	52%	57%
Diesel	13%	13%
Light sour/bitumen	35%	30%
Realization on crude sales basket	WTI (2) @ Cushing less	WTI @ Cushing less
	Cdn$3.40 per barrel	Cdn$3.00 to $4.00 per barrel
Cash operating costs (3)	$12.15 per barrel	$12.00 to $12.50 per barrel
Oil Sands Firebag In-situ
Bitumen production (bpd) (4)	10,500	15,000
Natural Gas
Natural gas production (5)	203 mmcf/d	195 to 200 mmcf/d
Crude oil and natural gas liquids	3,200 bpd	3,300 bpd

(1)          As a result of lower than anticipated production during the second quarter, Suncor revised its annual oil sands production targets on July 7, 2004. The original target for base operations was 225,000 to 230,000 bpd. Targeted annual production from base operations does not reflect bitumen production from Firebag in-situ operations.

(2)          WTI – West Texas Intermediate

(3)          As a result of higher natural gas prices and the effects of unplanned maintenance and lower than expected production, Suncor revised its annual cash operating cost targets for base operations. The original target was $10.75 to $11.75 per barrel at an assumed natural gas price of US$5.50 per mcf at Henry Hub. The revised cash operating cost outlook assumes a natural gas price of US$6.30/mcf of natural gas at Henry Hub. During the second quarter natural gas at Henry Hub averaged US$5.95/mcf.

Cash operating costs per barrel are a non-GAAP financial measure. Suncor includes cash operating costs per barrel data because investors may use this information to analyze operating performance and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Readers are directed to the Management’s Discussion and Analysis for further details on the calculation of cash operating costs per barrel.

(4)          In-situ production is expected to increase throughout 2004 with annual average production for the year targeted at approximately 15,000 bpd. This assumes average production in the second half of approximately 20,000 bpd.

(5)          As a result of higher than anticipated production in the second quarter, Suncor increased targeted annual natural gas production. The original target was 190 to 195 mmcf/d.

Factors that could potentially impact Suncor’s financial performance and targets over the remainder of the year include:

•          Ongoing volatility in Canadian/U.S. currency exchange rates.

•          Ongoing volatility in global crude oil markets and North American natural gas and synthetic crude oil markets. The impact of additional synthetic crude oil supply periodically introduced to North American markets may also impact Suncor’s realization on its crude oil sales basket.

•          Ongoing variability in refining and retail margins.

•          Unscheduled maintenance shutdowns of upgrading, processing and refining operations, which can increase costs and impact production and sales.

•          Oil sands Crown royalty payments. Crown royalties are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, foreign exchange rates, and total capital and operating costs for each Project. Readers are directed to Management’s Discussion and Analysis, “Analysis of Segmented Earnings and Cash Flow – Oil Sands” on page 6.

•          Suncor’s ability to complete future projects both on schedule and on budget. This could be impacted by competition from other projects for skilled labour, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.) or higher prices for the products and services required to maintain or expand operations. Suncor continues to address these issues through a comprehensive recruitment and retention strategy, working with the community to determine infrastructure needs, designing oil sands expansion to reduce unit costs, seeking strategic alliances with service providers and maintaining a strong focus on engineering, procurement and construction management.

•          Extreme cold weather in the fourth quarter may negatively impact oil sands production, natural gas consumption and transportation of products.

The foregoing summary contains forward-looking statements. Readers are directed to the Management’s Discussion and Analysis, “Legal Notice – Forward-looking Information” on page 12, which also applies to the forward-looking statements in the summary.